Mail Stop 4561

December 22, 2008

Eric P. Credle
Chief Financial Officer
First Bancorp
341 North Main Street
Troy, North Carolina 27371

      Re: **First Bancorp**
              Preliminary Proxy Statement on Schedule 14A
              Filed November 3, 2008
              File No. 0-15572

Dear Mr. Credle:

      We have completed our review of your preliminary proxy statement on Schedule 14A and have no further comments.

                      Sincerely,

                      William Friar
                      Senior Financial Analyst